UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 30, 2025

(Date of Report (Date of earliest event reported))

ACME AtronOmatic, Inc.

(Exact name of registrant as specified in its charter)

Delaware	93-2279864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 W Jefferson St, Suite 200 Orlando, FL	32801
(Address of principal executive offices)	(Zip Code)

407-720-5275
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Compliance With Ongoing Reporting Requirements

ACME AtronOmatic, Inc. (the “Company”) announces that it will use the time granted under to Rule 257(b)(2)(ii) of Regulation A for preparation of its annual report on Form 1-K relating to its offering of common stock under Regulation A. The Company’s annual report on Form C-AR related to its closed offering under Regulation Crowdfunding will be delayed and issued in a manner consistent with its annual report on Form 1-K.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACME AtronOmatic, Inc.

By:	/s/ Andrew Green
Name: Andrew Green
Title: Chief Executive Officer
Date: April 30, 2025